Exhibit 99.1

Envigado, May 16, 2024

REGISTER OF BYLAWS AMENDMENT AT THE COMMERCIAL REGISTRY

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general, that the bylaws amendment approved by the General Shareholders Assembly on its ordinary session held on March 21, 2024, has been formalized at the commercial registry with public deed No. 1146 of April 19, 2024, of the Second Notary of Envigado.

The bylaw amendment contained in the public deed was informed through the Relevant Information mechanism on March 21 of this year and is available on the corporate website.

Likewise, the Company's current bylaws are available on the corporate website.